UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                             No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                             No             X

2Q21 Results July 30th, 2021

2Q21 Results 2 Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

2Q21 Results 3 Positive results evolution and strong capital position NET ATTRIBUTABLE PROFIT1 CET1 FULLY LOADED (CURRENT €M) (%) 12.89% +25.3% Jun-21 14.17% PRO-FORMA AFTER TARGETED 10% SHARE BUYBACK2 1,294 1,110 1,033 11.88% €701M 11.22% INCLUDING 516 NON-RECURRENT IMPACTS1 2Q19 2Q20 1Q21 2Q21 Jun-20 Mar-21 Jun-21 A new level of capital strength 1 2 EPS (€) 0.15 0.06 0.14 0.18 providing strategic flexibility Net attributable profit and EPS excluding non-recurring impacts (discontinued operations, and net cost related to the restructuring process (2Q21)) for comparison purposes. 2Q21 EPS under IAS 33 (including non-recurring impacts): 0.09€. (2) CET1 Pro-forma calculated considering a buyback of 10% of ordinary shares with a share price of €5.25 as of 22 July 2021. Any decision on a repurchase of ordinary shares would require supervisor and governing bodies authorization. The final percentage of shares subject to the buyback (up to a maximum of 10%) will be determined depending on different factors, including BBVA share price during the buyback period. All-time high quarterly results 1

2Q21 Results 4 Delivering on our clear commitment to shareholder value creation TBV / SHARE + DIVIDENDS PROFITABILITY METRICS2 (€/ SHARE) (%) TBV +9.0% Dividends +4.0% ROE 10.4 9.3 6.40 4.1 6.15 0.061 5.87 6.34 11.0 ROTE 9.8 4.4 Jun-20 Mar-21 Jun-21 Jun-20 Mar-21 Jun-21 (1) April 2021 dividend. (2) Profitability metrics excluding non-recurring impacts (discontinued & corporate operations, and net cost related to the restructuring process (2Q21)).

2Q21 Results 5

Top messages

1	Strong **core revenue** evolution	**NII + FEE INCOME** (constant €): +9.7% vs.2Q20 · **NII** 4.1% vs.2Q20 · **FEE INCOME** 30.8% vs.2Q20
2	Leading **efficiency**	**EFFICIENCY RATIO** (%): 44.8% in 6M21 vs 61.2% European peers average[1]
3	Double-digit **Operating Income** growth	**OPERATING INCOME** (constant €): +11.0% vs.2Q20
4	**Cost of Risk** better than expectations, while maintaining high coverage levels	**COST OF RISK** (YtD)[2]: 1.00% vs 1.17% in 1Q21 and 1.55% in 2020
5	Strong **capital ratio** and **ample capital buffer** even after 10% targeted share buyback	**CET1 FL** (%): 14.17% Jun-21 · **CET1 FL PRO-FORMA** (%): 12.89% Jun-21 after targeted 10% share buyback[3]
6	Outstanding progress implementing **our strategy**	**New customer acquisition through digital channels**: +45% vs.6M20 · **BBVA's 2025 Sustainability Pledge update: Doubling our target**: €200bn New Pledge · €8bn Channeled in 2Q21

(1) European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS, UCG. Data as of 1Q 2021. (2) 2020 and 1Q21 figures excludes the US business sold to PNC for comparison purposes. (3) CET1 Pro-forma calculated considering a buyback of 10% of ordinary shares with a share price of €5.25 as of 22 July 2021. Any decision on a repurchase of ordinary shares would require supervisor and governing bodies authorization. The final percentage of shares subject to the buyback (up to a maximum of 10%) will be determined depending on different factors, including BBVA share price during the buyback period.

2Q21 Results 6 2Q21 Profit & Loss Change Change 2Q21/2Q20 2Q21/1Q21 BBVA Group (€m) 2Q21 % constant % % constant Net Interest Income 3,504 4.1 -0.9 3.9 Net Fees and Commissions 1,182 30.8 26.5 6.3 Net Trading Income 503 14.3 7.0 -10.4 Other Income & Expenses -85 20.1 6.5 n.s. Gross Income 5,104 10.0 5.0 1.4 Operating Expenses -2,294 8.7 5.1 1.3 Operating Income 2,810 11.0 4.9 1.4 Impairment on Financial Assets -656 -52.3 -53.4 -27.5 Provisions and Other Gains and Losses -30 -90.9 -90.7 -83.4 Income Before Tax 2,124 149.2 123.5 25.1 Income Tax -591 138.8 116.8 23.9 Non-controlling Interest -239 103.6 47.8 13.9 Net Attributable Profit (ex non-recurring impacts) 1,294 166.1 150.8 28.0 Discontinued operation, and net cost related to the restructuring 1 -593 n.a. n.a. n.a. process Net Attributable Profit (reported) 701 18.8 10.3 -40.4 (1) Includes the results from US business sold to PNC (103 €m in 2Q 2021), and the net cost related to the restructuring process (-696 €m in 2Q 2021).

2Q21 Results 7 6M21 Profit & Loss Change 6M21/6M20 BBVA Group (€m) 6M21 % constant % Net Interest Income 6,955 0.9 -8.0 Net Fees and Commissions 2,315 19.7 12.5 Net Trading Income 1,084 14.8 6.9 Other Income & Expenses -95 n.s. n.s. Gross Income 10,259 4.9 -3.6 Operating Expenses -4,598 5.1 -1.3 Operating Income 5,661 4.7 -5.3 Impairment on Financial Assets -1,580 -52.3 -55.8 Provisions and Other Gains and Losses -198 -68.4 -69.5 Income Before Tax 3,883 164.1 120.9 Income Tax -1,080 167.7 126.6 Non-controlling Interest -476 94.8 42.7 Net Attributable Profit (ex non-recurring impacts) 2,327 183.0 145.6 Discontinued & corporate operations, and net cost related to the -416 -80.2 -80.2 restructuring process1 Net Attributable Profit (reported) 1,911 n.s. n.s. (1) Includes the results from US business sold to PNC and BBVA USA goodwill impairment in 1Q20 (280 €m in 6M 2021 and -2,104 €m in 6M 2020), and the net cost related to the restructuring process (-696 €m in 6M 2021).

2Q21 Results 8 Strong revenue growth NET INTEREST INCOME NET FEES AND COMMISSIONS (CONSTANT €M) (CONSTANT €M) + 4.1% +3.9% 3,569 3,564 + 30.8% Outstanding 3,544 +6.3% 3,411 NII increase in a 3,406 evolution across still challenging 1,193 the board, context driven by 1,053 1,122 1,018 supported by activity recovery 912 activity and margin improvement 2Q20 3Q20 4Q20 1Q21 2Q21 2Q20 3Q20 4Q20 1Q21 2Q21 NET TRADING INCOME GROSS INCOME (CONSTANT €M) (CONSTANT €M) + 10.0% +1.4% Strong YoY + 14.3% growth. 4,984 5,095 5,164 .4 Positive QoQ -10 % Strong YoY growth 4,695 4,652 evolution, despite 572 continuing with a SRF1 annual 448 512 solid performance contribution in 2Q 351 in 2Q 184 2Q20 3Q20 4Q20 1Q21 2Q21 2Q20 3Q20 4Q20 1Q21 2Q21 (1) Single Resolution Fund.

2Q21 Results 9 Economic growth strengthening in 2021, with upward revision of expected growth in most of the countries REAL GDP GROWTH PREVIOUS UPDATED (YOY GROWTH; %) BBVA FOOTPRINT1 SPAIN MEXICO 7.0 6.5 7.0 6.3 4.6 7.0 3.0 5.4 4.5 5.5 4.7 2.8 -7.4 -8.5 -10.8 2020 2021e 2022e 2020 2021e 2022e 2020 2021e 2022e TURKEY COLOMBIA PERU 9.0 7.5 10.0 4.5 4.8 4.8 9.0 5.0 5.5 4.0 4.0 4.3 1.8 -6.8 -11.1 2020 2021e 2022e 2020 2021e 2022e 2020 2021e 2022e Source: BBVA Research. (1) GDP weighted by each country contribution to BBVA’s gross income excluding USA.

2Q21 Results 10 Retail new loan production volumes above pre-pandemic levels and commercial production picking up Total loan production growth MORTGAGES CONSUMER LOANS COMMERCIAL1 BBVA NEW LOAN PRODUCTION 2Q21 vs.1Q21 (BASE 100 = FEB.2020) BBVA GROUP +19% SPAIN +13% MEXICO +5% 2Q vs.1Q21 2Q vs.1Q21 2Q vs.1Q21 175% 200% 175% 150% 175% 150% 125% 150% 125% 125% 100% 100% 100% 75% 75% 75% 50% 50% 50% 25% 25% 25% 0% 0% 0% Feb.20 Mar.20 Jun.20 Dec.20 Mar.21 Jun.21 Feb.20 Mar.20 Jun.20 Dec.20 Mar.21 Jun.21 Feb.20 Mar.20 Jun.20 Dec.20 Mar.21 Jun.21 TURKEY2 COLOMBIA +3% PERU +27% +43% 2Q vs.1Q21 2Q vs.1Q21 2Q vs.1Q21 200% 200% 225% 175% 175% 200% 150% 150% 175% 150% 125% 125% 125% 100% 100% 100% 75% 75% 50% 50% 75% 50% 25% 25% 25% 0% 0% 0% Feb.20 Mar.20 Jun.20 Dec.20 Mar.21 Jun.21 Feb.20 Mar.20 Jun.20 Dec.20 Mar.21 Jun.21 Feb.20 Mar.20 Jun.20 Dec.20 Mar.21 Jun.21 (1) Excluding loans to public sector and Corporate Investment Banking. (2) Turkish lira loans.

2Q21 Results 11 Improving NII backed by activity recovery and price management LOAN GROWTH CUSTOMER SPREAD NET INTEREST INCOME YTD %, PERFORMING LOANS UNDER % CONSTANT €, MILLION EUROS MANAGEMENT (CONSTANT €)1 SPAIN +3.3% Jun.21 1.92 923 1.89 1.76 896 2.1% 885 880 867 1.82 1.77 1.76 0.4% MEXICO2 Jun.21 +1.1% 10.03 1,393 3.3% 1,404 1,389 1,378 9.83 9.89 9.97 9.99 1,264 0.9% 8.76 TURKEY3 16.6% +9.0% Jun.21 7.30 6.05 3.12 9.1% 572 617 583 540 496 3.90 2.55 2.88 RETAIL WHOLESALE 2Q20 3Q20 4Q20 1Q21 2Q21 2Q20 3Q20 4Q20 1Q21 2Q21 (1) Mexico and Turkey, according to local GAAP. (2) Loans and customer spreads in Mexican Pesos and USD. (3) Loans and customer spreads in Turkish liras only.

2Q21 Results 12 Outperforming our peers in efficiency EXPENSES GROWING BELOW INFLATION EFFICIENCY RATIO (CONSTANT €M) (%) INFLATION1 +5.4% RANKING VS EUROPEAN PEERS2 12m average 51.9 +5.1% #1/15 4,598 4,375 44.8 2016 2017 2018 2019 2020 3M21 6M21 6M20 6M21 (1) Weighted by operating expenses and excluding USA and Venezuela. (2) European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS, UCG. Peers data as of 1Q 2021. BBVA data as of 6M21.

2Q21 Results 13 Strategic restructuring process to reshape for growth, affecting Spain and Corporate Center CUSTOMER TRANSACTIONS BRANCHES FTEs (MILLION TRANSACTIONS1 IN SPAIN; (# BRANCHES IN SPAIN, % EVOLUTION) (# FTES IN SPAIN AND CORPORATE 6M19-6M21 CHANGE,%) CENTER, % EVOLUTION) DIGITAL CHANNELS BRANCHES -20.3% 99 +115% -10.2% 2,366 28,777 62 1,886 25,842 46 20 12 11 -48% 6M19 6M20 6M21 Before After Before After Restructuring2 restructuring Restructuring 2 Restructuring (1) Includes monetary and non-monetary transactions related to servicing. It excludes sales of financial products and information inquiries. (2) Data as of Mar.2021. (3) Cost after taxes. (4) Estimated savings before taxes. For 2021, estimated savings will be approximately 65 €M before taxes. Net cost of the restructuring process: €696M3 Savings generation: €250M annually from 20224

2Q21 Results 14 Solid risk indicators FINANCIAL ASSETS IMPAIRMENTS NPLs (€M CONSTANT) (€BN) WITH NO CHANGE IN +0.1 €Bn ACCUMULATED 1,391 COVID RESERVES 15.6 15.5 15.6 15.7 906 916 15.0 785 664 2Q20 3Q20 4Q20 1Q21 2Q21 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 COST OF RISK NPL & COVERAGE RATIOS (%, YTD) (%) COVERAGE 83% 85% 82% 81% 2.07% 77% 1.68% 75% 1.55% 1.04% 1.17% 1.00% 4.2% 4.2% 4.3% 4.2% 4.1% 4.1% NPL 2019 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 2019 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 NOTE: Excludes the US business sold to PNC. CoR evolution better than expected. We now expect to end the year around 110 bps

2Q21 Results 15 Strong capital position CET1 FULLY-LOADED (QUARTERLY EVOLUTION %, BPS) +260 bps 14.17% +38 bps -25 bps 11.82% 557bps 11.88% ABOVE REQUIREMENTS -11 bps -6 bps -14 bps -13 bps 8.60% CET1 SREP requirement Mar.2021 Results Dividend RWAs Regulatory Others 1 Jun.2021 BBVA USA Restructuring Jun.2021 Accrual & (in constant €) impacts (excluding Sale Impact cost AT1 Coupons Non-recurring impacts) (1) Includes, among others, minority interests (-7 bps from the transitional reduction of the local capital requirement in Peru) and market related impacts.

2Q21 Results 16 Shareholder distributions increase Share buyback program expected to start in 4Q after supervisory approvals CET1 FULLY-LOADED (%) TARGETED BUYBACK1 14.17% 12.89% 10% shares 2021 DIVIDEND POLICY2 35-40% payout 100% CASH Jun.2021 Jun. 2021 Pro-Forma after 10% targeted buyback3 Strong capital generation capacity Limited regulatory impact expected for the rest of the year (1) Any decision on a repurchase of ordinary shares would require supervisor and governing bodies authorization. The final percentage of shares subject to the buyback (up to a maximum of 10%) will be determined depending on different factors, including BBVA share price during the buyback period. (2) Dividend policy recovery once regulatory restrictions are lifted on Sep.30th 2021. (3) CET1 Pro-forma calculated considering a buyback of 10% of ordinary shares with a share price of €5.25 as of 22 July 2021.

2Q21 Results 17 Customer growth and engagement through digital channels All-time record in digital customer acquisition NEW CUSTOMERS DIGITAL ACQUISITION1 % OF NEW CUSTOMERS CONVERTED TO (CUSTOMERS ACQUIRED THROUGH DIGITAL CHANNELS, VALUE CUSTOMERS2 THOUSANDS AND % OF TOTAL ACQUISITIONS) (IN MONTH 6, BY ACQUISITION CHANNEL) 37% DIGITAL ACQUISITION 32% +45% DIGITAL 1,543 6M21 vs 6M20 CHANNELS BRANCHES 1,065 78% 65% 6M20 6M21 NOTE: Excludes the US business sold to PNC. (1) Gross customer acquisition through own channels for retail segment (individuals). (2) Refers to those customers that the bank wants to grow and retain, as they are considered valuable due to the assets, liabilities and/or transactionality with BBVA.

2Q21 Results 18 We have doubled our target of channeling sustainable financing to €200 billion SUSTAINABLE FINANCING (€BN) NEW PLEDGE €8Bn €200 Bn CHANNELED Total channeled IN 2Q21 €67 Bn ORIGINAL PLEDGE €100 Bn 2Q21 2018 2019 2020 2021 2022 2023 2024 2025 Our new pledge positions BBVA among the top banks in sustainable finance commitments EUROPEAN BANK IN #1 BANK #2 THE WORLD

Business Areas

2Q21 Results 20

Spain

Profit & Loss (€m)	2Q21	Δ (%) vs 2Q20	Δ (%) vs 1Q21	6M21	Δ (%) vs 6M20
Net Interest Income	**896**	**-3.0**	**3.3**	**1,762**	**-2.2**
Net Fees and Commissions	551	25.4	8.7	1,058	16.5
Net Trading Income	82	-21.9	-59.5	283	71.3
Other Income & Expenses	-117	n.s.	n.s.	-46	-236.9
Gross Income	**1,411**	**0.9**	**-14.3**	**3,057**	**5.1**
Operating Expenses	-746	-0.9	-0.9	-1,499	-2.2
Operating Income	**665**	**3.1**	**-25.6**	**1,557**	**13.2**
Impairment on Financial Assets	-158	-29.1	-14.7	-343	-61.1
Provisions & other gains (losses)	-16	-83.8	-91.3	-202	-44.8
Income Before Tax	**491**	**52.4**	**-6.1**	**1,013**	**691.5**
Income Tax	-126	51.5	-10.4	-266	1,350.1
Net Attributable Profit	**364**	**52.8**	**-4.5**	**745**	**592.3**

ACTIVITY (JUN-21)



YtD +1.1%
€Bn 167.3
YoY -0.7%
Mortgages 69.7 -1.5%
Consumer + Credit Cards 14.5 +9.1%
Very small businesses 15.4 +3.5%
Other Commercial 19.0 +5.2%
Corporates + CIB 22.9 -9.2%
Public sector 15.8 -2.7%
Others 10.0 -1.5%
Lending¹
YtD -0.9%
€Bn 266.0
YoY +3.6%
Demand Deposits 176.0 +6.6%
Time Deposits 23.5 -23.1%
Off-BS Funds 66.4 +8.9%
Cust. Funds

Note: Activity excludes repos. (1) Performing loans under management.

KEY RATIOS

CUSTOMER SPREAD (%)



1.93
1.77
1.75
Yield on loans
1.92
1.77
1.76
Customer spread
0.01
0.00
-0.01
Cost of deposits
2Q20
1Q21
2Q21

ASSET QUALITY RATIOS (%)



65.7
66.4
64.4
Coverage
4.26
4.38
4.17
NPL ratio
1.00
0.45
0.41
CoR (YtD)
2Q20
1Q21
2Q21

- **Loans:** strong new lending in both retail and wholesale driving QoQ loan growth in all segments but large Corporates.
- **Strong core revenue growth (+4.1% 6M21 YoY),** levered by Fees (+16.5%) driven by Asset Management, Insurance and Banking services.
- **Costs continue to go down** thanks to our continued cost control efforts (-2.2% 6M21 YoY).
- **CoR improving trend continues to 41 bps YTD,** better than expected.

2Q21 Results 21

Mexico

Profit & Loss (€m constant)	2Q21	Δ Constant (%) vs 2Q20	Δ Constant (%) vs 1Q21	6M21	Δ Current vs 6M20 (%)	Δ Constant vs 6M20 (%)
Net Interest Income	**1,393**	**10.3**	**1.1**	**2,771**	**2.0**	**3.9**
Net Fees and Commissions	297	27.2	4.6	581	13.6	15.7
Net Trading Income	95	-39.1	36.5	165	-28.8	-27.4
Other Income & Expenses	43	79.6	-2.2	87	-6.0	-4.2
Gross Income	**1,829**	**9.0**	**3.0**	**3,604**	**1.4**	**3.3**
Operating Expenses	-640	10.6	1.9	-1,267	5.4	7.4
Operating Income	**1,189**	**8.2**	**3.6**	**2,337**	**-0.6**	**1.3**
Impairment on Financial Assets	-280	-58.1	-39.5	-741	-46.8	-45.8
Provisions & other gains (losses)	7	n.s.	286.1	9	-113.9	-114.1
Income Before Tax	**917**	**140.5**	**33.2**	**1,605**	**79.8**	**83.2**
Income Tax	-287	278.4	50.2	-478	101.9	105.7
Net Attributable Profit	**630**	**106.3**	**26.7**	**1,127**	**71.8**	**75.0**

ACTIVITY (JUN-21) (CONSTANT €)



YtD +2.1%
YoY
€Bn 52.7
-3.7%
Mortgages 10.9 +6.6%
Consumer 7.7 -3.3%
Credit Cards 4.5 +4.3%
SMEs 3.2 +2.4%
Other Commercial 21.6 -14.0%
Public sector 4.8 +19.3%
Lending[1]
YtD +4.0%
YoY
€Bn 81.7
+5.8%
Demand Deposits 47.9 +11.3%
Time Deposits 9.4 -13.0%
Off-BS Funds 24.4 +4.1%
Cust. Funds[1]

(1) Performing loans and Cust. Funds under management, excluding repos, according to local GAAP

KEY RATIOS

CUSTOMER SPREAD (%)



10.64
10.99
10.91
Yield on loans
8.76
9.97
9.99
Customer spread
1.88
1.02
0.92
Cost of deposits
2Q20
1Q21
2Q21

ASSET QUALITY RATIOS (%)



165.5
128.9
117.8
Coverage
2.22
2.96
3.05
NPL ratio
4.95
3.55
2.83
CoR (YtD)
2Q20
1Q21
2Q21

- **Positive loan growth** YTD (+2.1%) both in retail (+3.3%) and commercial (+0.9%) supported by the economic recovery.
- **Core Revenues improving** (+5.8% 6M21 YoY) with a Strong fee income growth (+15.7% 6M21 YoY) and NII accelerating growth with an outstanding deposit pricing (-10 bps QoQ).
- **CoR YTD at 283bps,** ahead of expectations thanks to the very good underlying asset quality trends.

2Q21 Results 22

Turkey

Profit & Loss (€m constant)	2Q21	Δ Constant (%) vs 2Q20	Δ Constant (%) vs 1Q21	6M21	Δ Current vs 6M20 (%)	Δ Constant vs 6M20 (%)
Net Interest Income	**540**	**-5.6**	**9.0**	**1,036**	**-32.5**	**-10.1**
Net Fees and Commissions	152	87.0	5.5	297	12.5	49.7
Net Trading Income	62	29.8	-47.3	180	41.9	88.9
Other Income & Expenses	35	317.2	55.0	58	82.8	143.3
Gross Income	**790**	**11.3**	**1.2**	**1,571**	**-19.7**	**6.9**
Operating Expenses	-251	23.3	1.0	-499	-11.4	18.0
Operating Income	**540**	**6.5**	**1.3**	**1,073**	**-23.1**	**2.4**
Impairment on Financial Assets	-53	-70.5	-54.1	-168	-72.9	-63.9
Provisions & other gains (losses)	15	n.s.	-53.9	48	-178.4	-148.0
Income Before Tax	**502**	**69.3**	**11.5**	**953**	**33.2**	**77.3**
Income Tax	-87	13.7	-1.4	-175	-0.4	32.6
Non-controlling Interest	-210	88.1	14.4	-394	43.7	91.3
Net Attributable Profit	**205**	**88.9**	**14.9**	**384**	**44.3**	**92.1**

ACTIVITY (JUN-21)

(CONTANT €; BANK ONLY)



YoY[1]
YtD -5,9%
FC
9.9
-11.3%
YtD 13.0%
TL
23.7%
Commercial
10.5
15.0%
Retail
11.9
32.7%
Lending[2]
YtD -3,4%
FC
9.2%
Time
8.7
-1.0%
Demand
10.9
18.9%
YtD 15,5%
TL
28.6%
Time
11.7
44.0%
Demand
4.3
-0.5%
Deposits[2]

(1) FC evolution excluding FX impact.
(2) Performing loans and deposits under management, excluding repos, according to local GAAP.

KEY RATIOS

CUSTOMER SPREAD (%)



4.94
4.63
4.70
FC
7.30
2.55
2.88
TL
2Q20
1Q21
2Q21

ASSET QUALITY RATIOS (%)



81.9
78.0
69.2
Coverage
7.02
6.88
7.33
NPL ratio
2.71
1.34
0.97
CoR (YtD)
2Q20
1Q21
2Q21

- **Loans:** significant TL loan growth (+23.7% YoY), with double digit growth in both retail and commercial.
- **NII (+9.0% QoQ)** increase thanks to the strong TL loan growth, improved customer spread and higher contribution from CPI linkers.
- **Excellent net fees performance (+49.7% 6M21)** across the board.
- **Sound asset quality.** CoR improves significantly to 97bps YtD, better than expected.

2Q21 Results 23

South America

Net Attributable Profit (€m constant)	2Q21	Δ Constant(%)[1] vs 2Q20	Δ Constant(%)[1] vs 1Q21	6M21	Δ Current 6M21	Δ Constant[1] vs 6M20 (%)
Colombia	59	56.6	23.8	106	120.3	136.7
Peru	27	1,122.8	0.0	55	69.7	102.6
Argentina	12	n.s.	n.s.	15	-64.3	n.s.
Other[2]	20	83.8	-8.4	42	16.7	30.0
South America	118	68.1	18.7	218	37.0	87.9

(1) Venezuela in current €m

(2) Other includes BBVA Forum, Venezuela, Paraguay, Uruguay and Bolivia.

ACTIVITY (JUN-21) (CONSTANT €)


YoY
YtD +4.7%
€Bn 32.7
+8.6%
Colombia 11.4 +1.7%
Peru 15.4 +12.4%
Argentina 2.8 +26.2%
Other 3.2 +4.3%
Lending[1]
YtD +3.2%
YoY
€Bn 49.2
+8.0%
Colombia 13.1 -5.3%
Peru 16.2 +3.3%
Argentina 6.7 +56.2%
Other 13.2 +12.3%
Cust. Funds

Note: Activity excludes repos. Total YoY and YtD variation excludes Paraguay. (1) Performing loans under management.

KEY RATIOS

CUSTOMER SPREAD (%)


6.42
6.51
6.30
5.61
5.05
4.91
19.32
15.48
12.21
2Q20
1Q21
2Q21

COST OF RISK (%)


3.37
2.29
2.27
2.91
1.68
1.85
3.64
2.23
2.76
2Q20
1Q21
2Q21

- Colombia: YoY loan growth (+1.7%YoY) driven by retail segments. Core revenue growth, positive jaws and lower impairments drive Net Attributable Profit growth YoY.
- Peru: loan growth (+12.4% YoY) driven by government support programs, with solid growth in retail also. Strong Gross Income (+12.1% 6M21), positive jaws, and lower impairments drive Net Attributable Profit improvement in 6M21.
- Argentina: positive Net Attributable Profit contribution (15M€ in 6M21) despite larger hyperinflation impact, thanks to strong fee income and lower impairments.

2Q2021 in review Positive results evolution driven by strong core revenues and solid underlying risk t leveraging digital We have doubled our target of channeling sustainable financing to €200 billion A new level of capital strength providing ample strategic optionality Targeted 10% share buyback program expected to start in 4Q after supervisory approvals1 (1) Any decision on a repurchase of ordinary shares would require supervisor and governing bodies authorization. The final percentage of shares subject to the buyback (up to a maximum of 10%) will be determined depending on different factors, including BBVA share price during the buyback period.

SAVE THE DATE Investor Day November 18, 2021

Annex Net Attributable Profit ALCO Portfolio, NII Sensitivity 01 08 evolution and LCRs & NSFRs 02 Gross Income breakdown 09 CET1 Sensitivity to market impacts 03 P&L Accounts by business unit 10 CET1 YTD evolution & RWAs by business Area 04 Customer spread by country 11 Book Value of the main subsidiaries 05 Stages Breakdown by business areas 12 TBV Per share & dividends evolution 06 EAD to most vulnerable sectors 13 Garanti BBVA: wholesale in the current environment funding 07 Outstanding loan deferrals & loans 14 Digital metrics Backed by State guarantees

01 Net Attributable Profit evolution

2Q21 Results 28 Net Attributable Profit evolution €M +1,446€M 59 2,327 102 39 184 483 637 947 125 6M20 FX Spain Mexico Turkey South America Rest of business Corp. Center 6M21 Effect YoY (%) n.s. 75.0 92.1 87.9 36.7 (constant €) Note: excluding non-recurring impacts (discontinued & corporate operations and net cost related to the restructuring process (2Q21).

02 Gross Income breakdown

2Q21 Results 30 Gross Income breakdown 6M21 Spain 3,057€M Rest of business 30% 400 €M 4% South America 1,480 €M 15% 16% Turkey 1,571 €M 36% Mexico 3,604 €M Note: Figures exclude Corporate Center.

03 P&L Accounts by business unit Rest of business Corporate Center Argentina (hyperinflation adjustment) Colombia Peru

2Q21 Results 32 Rest of Business – Profit & Loss Profit & Loss Ä (%) Ä (%) (€m) 2Q21 vs 1Q21 vs 2Q20 6M21 vs 6M20 Net Interest Income 67 -7.1 -15.8 140 -3.5 Net Fees and Commissions 62 -14.3 -35.5 135 -25.1 Net Trading Income 45 -31.0 -17.0 109 5.4 Other Income & Expenses 8 -5.5 -21.1 16 -26.0 Gross Income 182 -16.5 -24.2 400 -11.2 Operating Expenses -112 -2.5 6.1 -227 -1.5 Operating Income 70 -32.1 -47.9 173 -21.4 Impairment on Financial Assets 14 641.6 n.s. 15 n.s. Provisions & other gains (losses) 8 n.s. n.s. -4 -25.1 Income Before Tax 92 -1.2 74.7 184 31.3 Income Tax -22 27.4 92.5 -39 25.8 Net Attributable Profit 70 -7.8 69.7 145 32.9

2Q21 Results 33 Corporate Center – Profit & Loss Profit & Loss Ä (%) Ä (%) (€m) 2Q21 vs 1Q21 vs 2Q20 6M21 vs 6M20 Net Interest Income -38 -13.2 18.0 -82 3.3 Net Fees and Commissions -20 590.6 -31.7 -23 -39.5 Net Trading Income 121 161.1 1,701.1 168 -22.1 Other Income & Expenses 102 n.s. 205.8 84 955.8 Gross Income 165 n.s. n.s. 147 38.3 Operating Expenses -211 -0.4 4.6 -424 2.5 Operating Income -47 -79.8 -79.2 -277 -9.8 Impairment on Financial Assets 0 n.s. n.s 0 -48.4 Provisions & other gains (losses) -28 n.s. -66.8 -19 -82.5 Income Before Tax -74 -66.4 -75.8 -296 -28.8 Income Tax -2 n.s. -105.8 9 -86.7 Non-controlling interest -4 545.2 727.0 -5 516.1 Net Attributable Profit (ex non-recurring impacts) -81 -61.8 -70.4 -292 -16.7 Discontinued operations and net cost related to the restructuring 1 -593 n.s n.s -416 -80.2 process Net Attributable Profit (reported) -674 1,869.5 340.3 -708 -71.2 (1) Includes the results from US business sold in 1H21, the net cost related to the restructuring process in 2Q21 and the US goodwill impairment in 1Q20.

2Q21 Results 34 Argentina hyperinflation adjustment Profit & Loss 6M21 Hyperinflation 6M21 (€m) (reported) adjustment Ex. Hyperinflation Net Interest Income 426 33 393 Net Fees and Commissions 84 5 79 Net Trading Income 50 4 46 Other Income & Expenses -247 -189 -57 Gross Income 314 -147 461 Operating Expenses -221 -27 -194 Operating Income 93 -174 267 Impairment on Financial Assets (net) -53 -5 -48 Provisions (net) and other gains (losses) -7 0 -7 Income Before Tax 33 -180 213 Income Tax -14 32 -46 Non Controlling Interest -3 50 -54 Net Attributable Profit 15 -97 112

2Q21 Results 35 Colombia – Profit & Loss Profit & Loss Ä (%) Ä (%) (€m constant ) 2Q21 vs 1Q21 vs 2Q20 1H21 vs 1H20 Net Interest Income 192 -2.7 2.1 389 3.7 Net Fees and Commissions 22 5.6 92.3 43 58.6 Net Trading Income 22 200.0 -8.1 29 3.6 Other Income & Expenses -9 109.3 414.3 -14 345.7 Gross Income 226 2.4 2.4 447 4.7 Operating Expenses -79 -0.1 11.2 -158 3.9 Operating Income 147 3.8 -1.8 289 5.2 Impairment on Financial Assets -68 1.9 -19.6 -135 -32.7 Provisions & other gains (losses) 4 n.s. -139.7 -4 -68.1 Income Before Tax 83 22.3 48.0 150 139.7 Income Tax -22 18.5 27.9 -40 141.6 Non-controlling interest -2 23.6 64.5 -4 217.9 Net Attributable Profit 59 23.8 56.6 106 136.7

2Q21 Results Peru – Profit & Loss Profit & Loss Ä (%) Ä (%) (€m constant ) 2Q21 vs 1Q21 vs 2Q20 6M21 vs 6M20 Net Interest Income 181 1.3 5.9 360 1.6 Net Fees and Commissions 60 11.4 56.2 114 37.4 Net Trading Income 56 68.9 88.0 89 46.9 Other Income & Expenses -10 24.5 53.8 -19 55.4 Gross Income 287 11.4 23.4 545 12.1 Operating Expenses -103 3.8 14.3 -202 6.2 Operating Income 184 16.1 29.2 343 15.9 Impairment on Financial Assets -82 26.4 -29.6 -148 -25.3 Provisions & other gains (losses) -12 92.9 -35.1 -19 -14.8 Income Before Tax 89 2.7 1,278.0 176 131.4 Income Tax -31 13.7 1,776.4 -58 233.9 Non-controlling interest -31 -4.1 1,099.7 -64 100.5 Net Attributable Profit 27 0.0 1,122.8 55 102.6

04 Customer Spread by country

2Q21 Results 38 Customer spreads: quarterly evolution AVERAGE 2Q20 3Q20 4Q20 1Q21 2Q21 2Q20 3Q20 4Q20 1Q21 2Q21 Spain 1.92% 1.89% 1.82% 1.77% 1.76% Turkey TL 7.30% 6.05% 3.90% 2.55% 2.88% Yield on Loans 1.93% 1.89% 1.83% 1.77% 1.75% Yield on Loans 13.22% 12.17% 12.88% 14.30% 15.56% Cost of Deposits -0.01% -0.01% -0.01% 0.00% 0.01% Cost of Deposits -5.93% -6.12% -8.98% -11.75% -12.68% Mexico MXN 9.89% 11.17% 11.08% 11.00% 11.00% Turkey FC1 4.94% 4.84% 4.71% 4.63% 4.70% Yield on Loans 12.10% 12.82% 12.42% 12.20% 12.11% Yield on Loans 5.37% 5.04% 5.07% 5.02% 5.04% Cost of Deposits -2.21% -1.65% -1.34% -1.21% -1.10% Cost of Deposits -0.43% -0.20% -0.36% -0.39% -0.34% Mexico FC1 3.34% 2.98% 2.85% 2.99% 2.96% Argentina 19.32% 16.07% 14.42% 15.48% 12.21% Yield on Loans 3.48% 3.04% 2.90% 3.02% 2.98% Yield on Loans 25.73% 24.79% 25.21% 27.29% 25.45% Cost of Deposits -0.14% -0.06% -0.05% -0.03% -0.02% Cost of Deposits -6.41% -8.71% -10.79% -11.81% -13.25% Colombia 6.42% 6.62% 6.66% 6.51% 6.30% Yield on Loans 10.14% 9.78% 9.43% 9.08% 8.72% Cost of Deposits -3.73% -3.15% -2.77% -2.57% -2.42% Peru 5.61% 5.31% 5.09% 5.05% 4.91% Yield on Loans 6.57% 5.88% 5.51% 5.37% 5.17% (1) Foreign currency Cost of Deposits -0.96% -0.57% -0.43% -0.33% -0.25%

2Q21 Results 39 Customer spreads: YoY evolution AVERAGE 6M20 6M21 6M20 6M21 Spain 1.94% 1.76% Turkey TL 7.37% 2.70% Yield on Loans 1.96% 1.76% Yield on Loans 13.87% 14.95% Cost of Deposits -0.02% 0.00% Cost of Deposits -6.50% -12.24% Mexico MXN 10.64% 11.00% Turkey FC1 5.10% 4.66% Yield on Loans 12.97% 12.15% Yield on Loans 5.77% 5.03% Cost of Deposits -2.33% -1.15% Cost of Deposits -0.67% -0.37% Mexico FC1 3.54% 2.97% Argentina 20.94% 13.76% Yield on Loans 3.72% 3.00% Yield on Loans 28.63% 26.34% Cost of Deposits -0.18% -0.02% Cost of Deposits -7.70% -12.58% Colombia 6.40% 6.41% Yield on Loans 10.28% 8.90% Cost of Deposits -3.88% -2.49% Peru 5.90% 4.98% Yield on Loans 6.96% 5.27% (1) Foreign currency Cost of Deposits -1.06% -0.29%

05 Stages breakdown by business areas

2Q21 Results 41 Stages breakdown by business area CREDIT RISK BREAKDOWN BY BUSINESS AREA (JUN-21, €M) Gross Accumulated Gross Accumulated Gross Accumulated BBVA GROUP SPAIN MEXICO Exposure impairments Exposure impairments Exposure impairments Stage 1 318,837 2,029 Stage 1 170,770 695 Stage 1 50,969 720 Stage 2 35,835 2,381 Stage 2 18,700 959 Stage 2 4,548 403 Stage 3 15,676 7,622 Stage 3 8,243 3,650 Stage 3 1,748 936 Gross Accumulated SOUTH Gross Accumulated TURKEY Exposure impairments AMERICA Exposure impairments Stage 1 39,613 218 Stage 1 31,835 366 Stage 2 5,194 496 Stage 2 5,048 457 Stage 3 3,543 1,739 Stage 3 1,802 1,128 Gross Accumulated Gross Accumulated Gross Accumulated COLOMBIA PERU ARGENTINA Exposure impairments Exposure impairments Exposure impairments Stage 1 10,511 125 Stage 1 15,630 171 Stage 1 2,509 46 Stage 2 1,586 206 Stage 2 2,915 197 Stage 2 340 35 Stage 3 680 416 Stage 3 951 593 Stage 3 78 56

06 EAD to most vulnerable sectors in the current environment

2Q21 Results 43 Exposure at default to most vulnerable sectors in the current environment BREAKDOWN BY SECTORS (JUN-21) bn € Leisure1 8.9 Commercial Real Estate2 6.8 Retailers non food 3 3.3 Air transportation 0.9 Total EAD to the most vulnerable sectors 20.0 as a % of total EAD 5.5% (1) Includes Hotels, Restaurants, Travel Agencies and Gaming, among others. (2) Excludes Real Estate developers. (3) Excludes the exposure in Spain and Rest of Business, as it is no longer considered a vulnerable sector in these business units.

07 Outstanding loan deferrals & loans backed by State guarantees

2Q21 Results 45 Prudent deferrals’ classification and proactive provisioning Expired deferrals by stages TOTAL DEFERRALS GRANTED o/w expired As of Jun’21 as a % of total loans €BN % of total loans % Stage 1 Stage 2 Stage 3 Total Group (ex-USA) 25.4 7.4% 89% 4.1% 1.9% 0.6% By segment Mortgages 10.9 11.7% 83% 6.2% 2.5% 0.9% Consumer & credit cards 6.4 6.0% 97% 3.6% 1.5% 0.7% SMEs & corporates 8.1 5.6% 91% 3.0% 1.9% 0.3% By country Spain 6.2 2.9% 58% 0.9% 0.6% 0.2% Mexico 10.4 19.0% 100% 13.7% 3.9% 1.3% Turkey 3.2 8.1% 97% 3.0% 4.5% 0.4% Peru 2.6 14.6% 98% 9.6% 3.4% 1.3% Colombia 2.8 23.2% 98% 13.4% 6.8% 2.6% Argentina 0.3 7.2% 100% 3.9% 2.5% 0.8% Data according to EBA criteria, excluding loans that have been cancelled. COVERAGE ABOVE PEERS NPL COVERAGE RATIO (BBVA AS OF JUN-21, PEERS1 AVERAGE AS OF MAR-21) Group Spain Turkey 77% 64% 69% Vs 66% European Vs 56% Spanish Vs 66% Turkish peers avg peers avg Private peers avg (1) European peer group : BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, NatWest, SAN, SG, UBS. Spanish peer group: CABK exBPI, SAB exTSB, BKIA, SAN Spain. Turkish peer Group: AKBNK, ISCTR, YKBNK.

2Q21 Results 46 Outstanding loan deferrals OUTSTANDING DEFERRALS (JUN-21) €bn % of loans Total Group (ex-USA) 2.8 0.81% Spain 2.6 1.2% Mexico 0.0 0.0% Turkey 0.1 0.2% Peru 0.1 0.3% Colombia 0.0 0.4% Argentina 0.0 0.0% Data according to EBA criteria, excluding loans that have been cancelled.

2Q21 Results 47 Government backed loans € BN; JUN’21 (2) (3) GROUP (ex USA) SPAIN MEXICO TURKEY ARGENTINA COLOMBIA PERU Loans Weight Loans Weight Loans Weight Loans Weight Loans Weight Loans Weight Loans Weight Households 1.3 (1) 0.8% 1.1 1.1% 0.0 0.0% 0.0 0.0% 0.0 2.5% 0.0 0.4% 0.2 2.9% Corporates & SMEs 14.8 10.3% 11.5 14.4% 0.0 0.0% 0.1 0.4% 0.0 1.1% 0.2 5.9% 3.0 28.5% Other 0.0 0.0% 0.0 0.1% 0.0 0.0% 0.0 0.0% 0.0 0.0% 0.0 0.1% 0.0 0.0% Total Outstanding 16.1 4.7% 12.6 6.0% 0.0 0.0% 0.1 0.2% 0.1 1.3% 0.2 1.6% 3.1 17.8% % guaranteed by the State 78.5% 75.2%—80.0% 99.8% 84.1% 91.0% Note 1 : data according to EBA criteria as of June 30th. (1) Excludes undrawn commitments. (2) Includes mainly Spain, Rest of business and the NY branch. If we also consider undrawn credit lines, BBVA Spain has granted a total of 20.2 billion € ICO loans as of June 30th (of which 12.6 billion € is the outstanding drawn amount). (3) Garanti bank-only.

08 ALCO Portfolio, NII Sensitivity and LCRs & NSFRs

2Q21 Results 49 ALCO portfolio ALCO PORTFOLIO BREAKDOWN BY REGION (€ BN) 42.9 47.7 48.7 Amort Cost Fair Value (HTC) (HTC&S) 4.0 4.1 June 2021 (€BN) (€BN) (duration) South America 3.8 10.1 9.8 South America 0.2 3.9 1.4 years 7.1 Mexico 6.6 Mexico 2.0 7.8 3.7 years 6.7 Turkey 8.0 Turkey 3.3 3.3 3.8 years 28.2 Euro 15.0 13.2 4.2 years 24.0 26.9 Euro1 Spain 11.2 3.4 Italy 3.7 5.0 Rest 0.1 4.7 Jun-20 Mar-21 Jun-21 (1) Figures exclude SAREB senior bonds (€4.5bn as of Jun-20, Mar-21 and Jun-21) and High Quality Liquid Assets portfolios (€19.6bn as of Jun-20, €23.0bn as of Mar-21 and €21.4bn as of Jun-21) . EURO ALCO PORTFOLIO MATURITY PROFILE EURO ALCO YIELD HQLA2 PORTFOLIO (€ BN) (JUN-21, %) (JUN-21, €) 22.8 21.4bn 3.3 1.3 0.9% 0.8 2H21 2022 2023 >=2024 (2) Note: HQLA – High Quality Liquid Assets

2Q21 Results 50

NII sensitivity to interest rates movements

ESTIMATED IMPACT ON NII IN THE NEXT 12 MONTHS TO PARALLEL INTEREST RATE MOVEMENTS
(%)

NII SENSITIVITY TO +100 BPS


20%
15%
10%
5%
0%
Euro
Mexico

NII SENSITIVITY TO -100BPS


0%
-5%
-10%
-15%
-20%
Euro
Mexico

Note: NII sensitivities calculated as moving averages of the last 12 months' balance sheets as of May'21, using our dynamic internal model. Euro NII sensitivity to upward rates includes management levers regarding deposit cost and movements from demand deposits to time deposits. Euro NII sensitivity to downward rates according to the EBA's "parallel-down" shock scenario. Mexico NII sensitivity for +100bps breakdown: : MXN sensitivity +1.5% and USD sensitivity +1.2%.

2Q21 Results 51 Liquidity and funding ratios BBVA GROUP AND SUBSIDIARIES LCR & NSFR (JUN-21) BBVA GROUP Euro Mexico Turkey S. America LCR 179% (218%1) 209% 207% 186% All countries >100% NSFR 134% 127% 139% 160% All countries >100% (1) LCR of 179% does not consider the excess liquidity of the subsidiaries outside the Eurozone. If these liquid assets are considered the ratio would reach 218%. Both LCR and NSFR significantly above the 100% requirements at a Group level and in all banking subsidiaries

09 CET1 Sensitivity to market impacts

2Q21 Results 53 CET1 Sensitivity to Market impacts1 TO A 10% DECLINE IN THE PRICE OF TELEFONICA SHARE PRICE (JUN-21) TO A 10% CURRENCY DEPRECIATION (JUN-21) -2.9bps MXN -4bps TRY 0bps TO +100 BPS MOVEMENT IN THE USD +18bps SPANISH SOVEREIGN BOND (JUN-21) - 14bps (1) CET1 sensitivity considering the FL capital ratio as of June 30th,2021.

10 CET1 YTD evolution & RWAs by business area

2Q21 Results 55 Capital YTD Evolution CET1 FULLY-LOADED – BBVA GROUP YTD EVOLUTION (%, BPS) +265bps 14.17% +73 bps -25 bps 11.73% +7 bps 11.76% -27 bps -26 bps -22bps Dec-20 Results Dividend RWAs Regulatory Others(1) Jun-21 BBVA Restructuring Jun-21 Accrual & (constant €) impacts (excl. Paraguay & process AT1 Coupons non-recurring BBVA USA items) sale impact (1) Includes, among others, minority interests and market related impacts.

2Q21 Results 56 Risk-Weighted Assets by business area Fully-Loaded RWAs Breakdown by business area (€m) Jun-20 Mar-21 Jun-21 Spain 109,625 107,872 112,030 Turkey 57,190 53,252 53,554 Mexico 54,966 61,981 62,396 South America 44,015 38,948 39,113 Argentina 6,354 5,727 5,548 Chile 1,737 1,577 1,700 Colombia 13,499 12,609 12,951 Peru 18,735 16,676 16,469 Others 3,691 2,358 2,444 Rest of business 27,969 28,436 28,883 Corporate Center 68,624 63,944 9,567 BBVA Group 362,388 354,433 305,543

11 Book Value of the main subsidiaries

2Q21 Results 58 Book Value of the main subsidiaries1,2 € BN; JUN’21 Mexico 12.0 Turkey 3.6 Colombia 1.3 Peru 1.0 Argentina 0.9 Chile 0.3 Venezuela 0.1 (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associate to each subsidiary has been deducted from its Book Value. (2) Turkey includes the Garanti Group.1

12 TBV per share & dividens evolution

2Q21 Results 60 Shareholders’ return: TBV per share & dividends evolution TBV PER SHARE & DIVIDENDS (€ PER SHARE) +9.0% TBV Dividends 6.40 6.05 6.15 0.06 5.87 5.84 6.34 (1) Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 (1) Excluding non-recurring impacts (discontinued operations, and net cost related to the restructuring process (2Q21)).

13 Garanti BBVA: wholesale funding

2Q21 Results 62

Turkey – Liquidity & funding sources

- **Solid liquidity position:**
  - Total LTD ratio is at 91.5%, decreasing by +4.3 p.p in Jun-21 driven by an improvement in TRY LtD
  - Foreign currency loans decreased by USD 0.7 Bn to c. USD 11.9 Bn in Jun-21
  - Liquidity ratios above requirements: Liquidity Coverage Ratio (EBA) of 186% vs ≥100% required in Jun-21
- **Limited external wholesale funding needs:** USD 7.25 Bn

FC liquidity buffers

- Short Term Swaps
- Unencumbered FC securities
- FC Reserves under ROM[1]
- Money Market Placements

c. USD 12.5 Bn FC liquidity buffer

Note-1: All figures are Bank-only, as of June 2021.
Note-2: Total Liquidity Buffer (FC and TRY) is at c. USD 10.2 Bn

(1) ROM: Reserve Option Mechanism

External wholesale funding maturities[2]

(USD Bn)


Total 12M: USD 1.9bn
0,1
0,8
0,1
0,9
5.3
3Q21
4Q21
1Q22
2Q22
>2Q22
Covered Bond
Subdebt
Syndication
Securitisation
Eurobond
Other³

USD 7.25 Bn total maturities

(2) Includes TRY covered bonds and excludes on balance sheet IRS transactions

(3) Other includes mainly bilateral loans, secured finance and other ST funding

Ample liquidity buffers and limited wholesale funding maturities

14 Digital metrics Digital & mobile customers Digital sales

2Q21 Results 64 Outstanding trends in digital and mobile clients DIGITAL CUSTOMERS MOBILE CUSTOMERS MILLION CUSTOMERS, % MILLION CUSTOMERS, % +36.0% +44.6% 38.5 36.3 30.5 33.0 25.1 28.3 Jun-19 Jun-20 Jun-21 Jun-19 Jun-20 Jun-21 CUSTOMER PENETRATION RATE CUSTOMER PENETRATION RATE 54.7% 60.9% 66.1% 48.6% 56.2% 62.4% Note: data excluding USA, Paraguay and Chile.

2Q21 Results 65 Leveraging digital capabilities to growth sales trough digital channels (% OF TOTAL SALES YTD, # OF TRANSACTIONS AND PRV1) UNITS PRV GROUP SPAIN MEXICO 70.7 67.8 66.9 60.5 63.1 62.7 58.2 55.4 49.3 UNITS 53.6 60.7 47.3 49.7 50.1 41.4 41.8 42.4 42.7 PRV Jun-19 Jun-20 Jun-21 Jun-19 Jun-20 Jun-21 Jun-19 Jun-20 Jun-21 TURKEY COLOMBIA PERU 83.1 86.4 89.6 87.0 79.7 80.6 57.3 56.7 44.7 54.4 47.0 48.3 44.8 37.0 35.4 32.2 24.0 25.7 Jun-19 Jun-20 Jun-21 Jun-19 Jun-20 Jun-21 Jun-19 Jun-20 Jun-21 Group exclude USA, Venezuela, Chile and Paraguay. (1) Product Relative Value as a proxy of lifetime economic representation of units sold.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: July 30, 2021
	By:	/s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón
Title: Authorized representative